Contact

www.linkedin.com/in/stephenbklein (LinkedIn)

Top Skills

Analytical Skills
Management Consulting
Artificial Intelligence (AI)

Certifications

Series 7
Secondary English Literature Teaching Certification
Series 79
Series 63

Stephen Klein

Founder & CEO, Curiouser.AI | Berkeley Instructor | Building Values-Based, Human-Centered AI | LinkedIn Top Voice in AI
Salt Lake City, Utah, United States

Summary

“the only metrics that will truly matter to my life are the individuals whom I have been able to help, one by one, to become better people.” – Clayton Christensen

I build tools that help people think, not tools that think for people.

Founder & CEO of Curiouser.AI, a values-based AI company committed to human intelligence, imagination, and the rebirth of trust.

Instructor at UC Berkeley.

3x founder.

Harvard MBA.

My work sits at the intersection of AI, ethics, philosophy, and strategic imagination.

I write daily about what technology is doing to us, what it could do for us, and how leaders can navigate the age of acceleration without losing their humanity.

I believe the future belongs to those who slow down, think deeply, and design technology that elevates people instead of replacing them.

If you’re here for honest analysis, clarity, and a saner approach to AI, welcome. I’m glad you’re here.

(LinkedIn capped connections at 30,000; please feel free to follow if my work resonates.)

Experience

Curiouser AI
Founder & CEO
October 2022 - Present (3 years 3 months)
San Francisco Bay Area

Curiouser.AI. Is an AI startup dedicated to understanding and solving the world's most important and vexing problems. We have invented Reflective AI, an AI that uses Socratic reasoning to challenge the user and help them think more deeply. Alice asked, "Who in the world am I? Ah that is the great puzzle." She was right. We all need to find our why.

University of California, Berkeley
Instructor
September 2022 - Present (3 years 4 months)
Berkeley, California, United States

Teach entrepreneurship, strategy, marketing and AI to undergrads and grads.

hubble
Advisor
March 2025 - Present (10 months)
United States

Provide advisory and mentorship guidance to people in my areas of focus and expertise including entrepreneurship, AI, leadership, career, and marketing and branding. This is a paid service but in the event you are struggling in this economy reach out to me privately and we can try and make something work

Click here to learn more

https://www.hubble.social/stephenklein

University of La Verne
Member of the Board of Advisors
April 2025 - Present (9 months)
San Francisco Bay Area

Honored to have been asked to join this fine university as an Advisor and work with school administration and faculty with a focus on AI strategy and implementation. This wonderful university is located just outside Los Angeles and has a laudable community focus with extraordinary programs in education, something near and dear to my heart.

Be10x

Masterclass Intructor

November 2024 - Present (1 year 2 months)

Andhra Pradesh, India

Working with the wonderful people at Be10x and the Adityas have prepared a series of Masterclasses on Leadership, Corporate Strategy, Decision Making and Analysis. Content includes recorded material as well as live sessions

POETIC

Advisor

September 2024 - Present (1 year 4 months)

Dallas, Texas, United States

Thanks to the amazing Harvard Business School Bay Area Community Partners I will be joining a team of brilliant and dedicated HBS alumni to help this extraordinary non-profit find strategic ways to have a bigger impact.

Dentons

Chief Marketing Officer (Nextlaw)

May 2015 - November 2020 (5 years 7 months)

Los Angeles, California, United States

At Dentons, the largest law firm in the world, I owned and directed innovation initiatives resulting in the scaling of the world's largest, most innovative infrastructure, technology, and strategic consulting capabilities. I am also a key member of marketing, branding, innovation, and communications team to enhance the legal profession through the development and marketing of Nextlaw Enterprise, comprised of a number of wholly owned innovation and revenue projects-- by designing systems for integrated campaigns across partnerships, advertising, content, community, product, and pricing models.

A few key achievements in this tenure include:

• Led the successful launch of the largest Nextlaw Referral Network with 700 firms in 195 countries, Nextlaw Public Affairs Network, a cross-functional network with 200 PR/PA firms, and Nextlaw In-House Solutions, assisting in-house legal organizations in succeeding in a rapidly changing environment.
• Led a company-wide innovation infrastructure platform project which enables tens of thousands of the firms professionals to contribute, share and commercialize innovation and technology initiatives being developed around the world.

LOYAL3

Chief Marketing & Brand Officer, Chief Creative Officer

May 2008 - December 2016 (8 years 8 months)

San Francisco Bay Area & New York City

I co-founded and developed this technology company that allows individuals to invest in leading brands via initial public offerings, stock rewards, fractional ownership, and loyalty programs. I brainstormed with Bain & Company and the Harvard Business School to produce the world's first marketing behavioral currency based on actual stock ownership as a mechanism for businesses to deepen customer relationships through the cognitive science of ownership. Also inventor of the concept that a public company can use its stock as a powerful loyalty currency, in essence shifting customer behavior creating unprecedented levels of lifetime value.

A few key achievements in this tenure include:

• Led product development efforts to maximize growth, development, and ROI for three revenue-generating products, generating millions of dollars.
• Elevated NPS values by 20% by delivering social stock distribution and IPO solutions for top clients, including DreamWorks, GoPro, AMC Theatres, Kate Spade, Square, Kraft, and Virgin America.
• Directed initiatives to expand the company to over 150 employees, 16 clients, and hundreds of thousands of users through effective leadership and marketing for the entire organization.

Too Far Digital Media (Cross Point Ventures)

Executive Vice President, Global Chief Marketing Officer

2005 - 2008 (3 years)

San Francisco Bay Area

Line 6 (Yamaha)

Global Chief Marketing Officer

2002 - 2005 (3 years)

Greater Los Angeles Area

StockPower/StockBack Securities

Executive Chairman, Chief Marketing Officer

1999 - 2002 (3 years)

San Francisco and Greater New York City Area

Liquid Audio (Microsoft Corporation)
Vice President Marketing & Business Development
1997 - 1999 (2 years)
San Francisco Bay Area

Internet Profiles Corp. (I/PRO)
Vice President, Marketing
1996 - 1997 (1 year)
San Francisco Bay Area

Dun & Bradstreet
Director, Global Marketing
1991 - 1993 (2 years)
Greater Atlanta Area

Bull
Director, Global Strategic Communications
1989 - 1991 (2 years)
Paris Area, France

Hill Holliday (Interpublic)
Vice President, GM (Advertising and PR)
1980 - 1989 (9 years)
London, United Kingdom & Paris, France, Boston

Education

Harvard Business School
MBA, Marketing and Finance

Harvard Business School
Strategic Marketing Management Executive Program

UMass/Amherst
BA, Journalism/Marketing

Bennington College

Master of Fine Arts - MFA, English Language and Literature/Letters

University of Pennsylvania Graduate School of Education

Secondary Education and Teaching